Filed by Potlatch Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: Potlatch Corporation

Commission File No. 001-05313

The following is a portion of an internal communication sent to Potlatch Corporation employees on January 2, 2006 relating to the conversion of Potlatch Corporation to a real estate investment trust, or REIT, and the proposed merger involving Potlatch Corporation and its wholly owned subsidiary.

TIPSheet No. 89, January 3, 2006	Potlatch People Make It Better!

POTLATCH IS NOW A REAL ESTATE INVESTMENT TRUST (REIT)…Most Potlatch employees probably did not notice any change, and that’s the way it should be. On December 20, the Potlatch Board of Directors reviewed plans for transforming Potlatch to a REIT and confirmed that the company would begin operating as a REIT on January 1, 2006, as originally announced. No other regulatory or Board action was necessary to become a REIT.

To qualify as a REIT, the company must account for its real estate-related income—income from the management and sale of standing timber—separately from its income generated by manufacturing and/or sale of products. To accomplish that separation, the non-REIT assets, which include mills and equipment used to manufacture and/or sell logs and wood and paper products, as of December 31, 2005, became part of Potlatch Forest Products Corporation, a 100-percent-owned taxable subsidiary of Potlatch Corporation. (Harvesting and transportation of logs from Potlatch Corporation lands, as well as the purchase and sale of logs from other sources and the sale of certain land, will be accomplished by a new division, the Log Marketing and Land Development Division, which will be part of Potlatch Forest Products Corporation.)

Advantages of a REIT

As a REIT, Potlatch will be in a better position to compete for acquisition of forestland. REIT income distributed to shareholders generally is taxed only once, allowing Potlatch to offer higher distributions and provide a competitive cost of capital. A competitive cost of capital is especially important now that more forestland in the U.S. is being acquired by tax-efficient Timber Investment and Management Organizations (TIMOs), other REITs and non-profit institutions that hold forestland to secure capital. This will allow Potlatch to grow and make the company generally more attractive as an investment. Overall, that can make for a stronger, more stable company as we move forward in the 21st Century.

Most of the company’s 4,200 employees will be employed by the taxable subsidiary, Potlatch Forest Products Corp. The remaining employees, including about 100 of the employees of the former Resource Management Division, will be employed by the REIT. Pay, benefits and expenses of employees of both companies will be accounted for separately, but all employees will be paid with Potlatch checks, just as they always have.

REIT income distributed to shareholders is, by federal law, not subject to federal income tax at the corporate level. That income is taxed, but only after it is distributed to shareholders. Qualified REIT income includes the sale of Potlatch’s standing timber (not logs) as well as income from leases or rents or fees generated by Potlatch land. All other income—again, from the manufacture and/or sale of logs, wood and paper products—is subject to Federal corporate income tax. Therefore, Federal corporate income tax must be paid on all income from Potlatch Forest Products Corporation, after expenses.

Potlatch is now a REIT, but the company is taking other important steps. A key step, and one necessary to qualify as a REIT, is the distribution to shareholders of all pre-REIT earnings and profits (E&P)—estimated at between $440 and $480 million. In order to increase the number of shares of Potlatch stock available for issue from 40 million to 100 million for use in

TIPSheet No. 89, January 3 2006	Page 2

our E&P distribution and to provide stock for future acquisitions of forestland, the company will need to go to its shareholders to amend the company’s charter as required by Delaware law. (Potlatch is incorporated in Delaware, as are many companies in the U.S.). Under tax law regulating REITs, the company cannot qualify if five or fewer individuals own more than 50 percent of the stock, so the charter also will be amended to stipulate this ownership limitation.

To amend the charter, Potlatch will merge with another -Potlatch-owned subsidiary, which has these requirements in its charter. A shareholder meeting is necessary to approve the merger, and a shareholders’ meeting for that purpose is now scheduled for February 3, 2006. Notice of the meeting, a proxy statement and a prospectus describing the merger will be sent to all stockholders next week. As complicated and confusing as these various actions may appear, they are the simplest way to effect the changes Potlatch is seeking.

Following the shareholder meeting, Potlatch will distribute to shareholders all earnings and profits (E&P) accumulated prior to January 1, 2006. Shareholders will be given the opportunity to elect to receive this distribution in cash or stock or a combination of cash and stock, with the aggregated (total) cash amount capped at 20 percent. Shareholders will receive more helpful information about this important step shortly.

Potlatch is also scheduled to make its first quarterly distribution of earnings as a REIT in late February. As previously reported, shareholders will receive $0.65 per share for the first quarter. Because this quarterly distribution will occur before the E&P distribution, the per-share cash amount will not be adjusted for additional stock issued as part of the E&P distribution. Quarterly distributions that follow, however, will be adjusted to reflect the additional shares outstanding.

In summary, while the changes may seem complex, most of us will experience little change in our daily operations. Some changes will show up soon, but they are mostly superficial. For example, business cards and letterheads will change, but you can expect things to look very much as they always have. Another important change: contracts and purchase orders will change to name Potlatch Forest Products Corporation as the contracting or purchasing entity. Watch our internal website for more updates and information over the next few weeks. Employees who have question about internal procedures may address them to a special web page, accessible through the internal main page, in the next few days.

(Note: the following statements are necessary due to the information in this issue of the TIPSheet.)

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

TIPSheet No. 89, January 3 2006	Page 3

Except for the historical and factual information contained in this document, the matters set forth in this document, including statements as to the expected effect of the REIT structure on our cash flow, our ability to make future forestland acquisitions and to make higher distributions to our stockholders, the anticipated amount of our E&P distribution and of our quarterly distributions, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” “will,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that we fail to remain qualified as a REIT, uncertainties regarding the amount of the E&P distribution, that the distribution rate may fluctuate based on changes in our operating results and financial condition, cyclical conditions in our business and particularly our manufacturing operations, general economic conditions, competition, currency exchange rates, changes in significant expenses such as energy costs, unforeseen environmental or other liabilities and other risk factors relating to the REIT conversion, the proposed merger and our business as detailed from time to time in our reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

Information contained in this document is not a substitute for the proxy statement/prospectus that is part of the registration statement on Form S-4 of Potlatch Holdings, Inc., which has been filed with the Securities and Exchange Commission (the “SEC”) in connection with Potlatch Corporation’s (the “Company”) proposed merger. On December 30, 2005, the Company restructured its operations in connection with the REIT conversion and, as part of this restructuring, it will effect a merger involving a wholly owned subsidiary of the Company called Potlatch Holdings, Inc. The proxy statement/prospectus is a proxy statement of the Company and is a prospectus of Potlatch Holdings, Inc. STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS WHEN FILED WITH THE SEC, BECAUSE OF ITS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE COMPANY, POTLATCH HOLDINGS, INC., THE REIT CONVERSION AND THE PROPOSED MERGER. The registration statement on Form S-4 and proxy statement/prospectus, as well as other documents of the Company and Potlatch Holdings, Inc. that will be filed with the SEC, are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request for such a filing to the Company at 601 West Riverside Avenue, Suite 1100, Spokane, Washington 99201, Attention: Corporate Secretary, or by telephone at (509) 835-1500, or by email at investorinfo@potlatchcorp.com, or through the Company’s website (www.potlatchcorp.com) as soon as reasonably practicable after such material is filed with or furnished to the SEC.

Participants in Solicitation

The Company, its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed merger. Information about the directors and executive officers of the Company and their ownership of the Company’s stock is set forth in the proxy statement for the Company’s 2005 Annual Meeting of Stockholders.

Stockholders and investors should carefully read the final proxy statement/prospectus when it is filed with the SEC before making any voting or investment decisions.